EXHIBIT 12

URSTADT BIDDLE PROPERTIES INC.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands, except ratio calculations)

Statement Setting Forth Computation Showing the Ratio
of Earnings to Combined Fixed Charges and Preferred Dividends

	2017		2016	2015	2014		2013
Earnings:
Income from Continuing Operations	$37,169		$36,031	$29,838	$29,032		$28,856
Add: Interest Expense	12,981		12,983	13,475	10,235		9,094

Total earnings available to cover fixed charges	$50,150		$49,014	$43,313	$39,267		$37,950

Fixed Charges (Interest Expense Only):
Interest Expense	$12,981		$12,983	$13,475	$10,235		$9,094

Total Fixed Charges Including Interest Expense and Preferred Stock Dividends:
Interest Expense	$12,981		$12,983	$13,475	$10,235		$9,094
Preferred Stock Dividends	14,960		14,280	14,605	13,812		14,949
Allocations pursuant to EITF Topic D-42	4,075		-	-	1,870		4,233

Total Fixed Charges	$32,016		$27,263	$28,080	$25,917		$28,276

Ratio of Earnings to Fixed Charges	3.86		3.78	3.21	3.84		4.17
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.57	(1)	1.80	1.54	1.52	(1)	1.34	(1)

(1) The calculation of Combined Fixed Charges and Preferred Dividends include allocations pursuant to EITF Topic D-42.